Mail Stop 6010
Via Facsimile and U.S. Mail

August 25, 2006

Ms. Dona D. Young
Chairman, President and Chief Executive Officer
The Phoenix Companies, Inc.
One American Row
Hartford, Connecticut 06102-5056

Re: The Phoenix Companies, Inc.
         Form 10-K for fiscal year ended December 31, 2005
         File No. 1-16517

Dear Ms. Young:

We have limited our review of your filing to those issues we have addressed in our comments. In our comments, we ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2005

Management's Discussion and Analysis

Critical Accounting Estimates, pages 35

1.   As a result of a second quarter unlocking of assumptions primarily related to DAC, you increased 2005 pretax income by $23.8 million. You stipulated that the unlocking reflected favorable mortality experience offset by interest rate and spread adjustments for annuities. Given the significance of this amount to operating results, your disclosure surrounding management's critical accounting estimate should provide investors with a fuller understanding of the uncertainties in applying your estimate and the likelihood that materially different amounts would be reported under different conditions or using different assumptions. It should include quantification of the related variability in operating results that you expect to be reasonably likely to occur. Please provide in disclosure-type format

an expanded discussion and quantification of the uncertainties in applying this accounting estimate, the effect that changes in the estimate have had on your financial statements for each period presented, and the effect that reasonably likely changes in the key assumptions underlying this estimate as of the latest balance sheet may have on your financial statements.

Executive Overview and Outlook, page 40

2.   You discuss "segment income" on a consolidated basis, which we believe is a non-GAAP measure that must comply with Item 10 of Regulation S-K. Also, you express "segment income" on an EPS basis, which we believe to be an inappropriate use of per share information. Please discontinue your narrative disclosure of consolidated "segment income" and your use of the related per share measure or explain how this presentation complies with ASR No. 142 and Item 10(e) of Regulation S-K.

Liquidity and Capital Resources

Contractual Obligations and Commercial Commitments, page 78

3.   Regarding "Other long-term liabilities" and your disclosure in footnote 4, you state that policyholder contractual obligations represent estimated benefit payments, net of reinsurance and offset by expected future deposits and premiums on in force contracts. Please provide us a revised table and footnotes presenting the "Other long-term liabilities" obligation gross of reinsurance and without offset from expected future deposits and premiums on in force contracts as the purpose of the table is to present your contractual obligations. Please also revise your explanation that the difference between the contractual obligation and policyholder liabilities on your December 31, 2005 balance sheet is due to "future investment earnings" as there will appear to be other differences after revising the table.

Form 10-Q for Quarterly Period Ended March 31, 2006

Notes to Unaudited Interim Condensed Financial Statements

Accounting Changes, page 8

4.   You adopted SFAS 123R as of January 1, 2006, disclosing that it had no material impact on your financial statements. However, it appears you omitted the minimum required information to meet the disclosure requirements of paragraph 64 of SFAS 123R. Please refer to paragraphs A240 and A241 of SFAS 123R. Please provide this information in a disclosure-type format or explain why you concluded that these disclosures were not necessary.

* * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Your letter should key your responses to our comments. Detailed letters greatly facilitate our review. Please file your letter on EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Frank Wyman, Staff Accountant, at 202-551-3660 or Kevin Woody, Accounting Branch Chief, at 202-551-3629, if you have questions regarding the comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant